MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA
LOS ANGELES 213-892-4000 FAX: 213-629-5063	NEW YORK, NY 10005	BEIJING 8610-5969-2700 FAX: 8610-5969-2707

WASHINGTON, D.C. 202-835-7500 FAX: 202-835-7586	212-530-5000 FAX: 212-530-5219	HONG KONG 852-2971-4888 FAX: 852-2840-0792

LONDON 44-20-7615-3000 FAX: 44-20-7615-3100		SINGAPORE 65-6428-2400 FAX: 65-6428-2500

FRANKFURT 49-(0)69-71914-3400 FAX: 49-(0)69-71914-3500		TOKYO 813-5410-2801 FAX: 813-5410-2891

MUNICH 49-89-25559-3600 FAX: 49-89-25559-3700		SÃO PAULO 55-11-3927-7700 FAX: 55-11-3927-7777

July 26, 2013

VIA FACSIMILE (202-772-9203), ORIGINAL TO FOLLOW BY U.S. MAIL

Perry J. Hindin
Special Counsel, Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-3628

Re:                             Oromin Explorations Ltd.
Schedule 14D-1F filed June 20, 2013 by Teranga Gold Corporation
SEC File No. 005-50924

Dear Perry J. Hindin:

This letter is written on behalf of our client, Teranga Gold Corporation (the “Company”), in response to a comment letter to the Company, dated June 27, 2013 (the “Comment Letter”), from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Schedule 14D-1F, filed by the Company with the Commission on June 20, 2013 (the “Schedule 14D-1F”).  Enclosed herewith is Amendment No.1 to the Schedule 14D-1F, which includes the Notice of Change, Variation and Extension to the Offer to Purchase and Circular, dated July 26, 2013 (the “Notice of Variation”), which contains revised disclosure to the Offer to Purchase and Circular, dated June 19, 2013, as filed with the Schedule 14D-1F with the Commission on June 20, 2013 (the “Offer to Purchase and Circular”).  For ease of reference, each comment is printed below in bold face and is followed by the Company’s response.  Any capitalized term used but not defined herein has the meaning ascribed to such term in the Notice of Variation.

General

I.                                        Eligibility Requirements

1.                                      Please explain the basis for your conclusion that U.S. holders held less than 40% of the outstanding securities of Oromin Explorations Ltd. See Instruction 3 to I.A. of Schedule 14D-1F.

Response:  The Company has reviewed Instruction 3 to I.A. of Schedule 14D-1F and has concluded that U.S. holders held less than 40% of the outstanding common shares (the “Oromin Shares”) of Oromin Explorations Ltd. (“Oromin”) because: (a) the Oromin Shares do not trade, and have not traded during the last 12 months prior to the commencement of the Offer, on a national securities exchange in the United States or on the NASDAQ; (b) the most recent annual report or annual information form filed or submitted by Oromin to Canadian securities regulators or with the Commission does not indicate that U.S. holders hold 40% or more of Oromin Shares; and (c) the Company does not have actual knowledge that the level of U.S. ownership equals or exceeds 40% of the Oromin Shares.

III.                              Compliance with the Exchange Act

2.                                      Please advise us whether the bidder has been granted any waivers or exemptions from certain Canadian laws that would impair the ability of the bidder to make the offer in compliance with Rule 14d-1(b) unless the bidder complied with corresponding U.S. tender offer rules.  If any waiver or exemption was granted, please file it as an exhibit to your Schedule 14D-1F.

Response:  The Company has not been granted any waivers or exemptions from Canadian laws in connection with the Offer that would impair the ability of the Company to make the offer in compliance with Rule 14d-1(b).

Offer to Purchase

Notice to Oromin Shareholders in the United States, page iii

3.                                      The legend appearing in the last paragraph of this page does not appear to comply with the instruction in Part I, Item 2 of Schedule 14D-1F given that this transaction is an exchange offer.  Please revise and confirm that you will locate this notice in the appropriate place in future filings.

Response:  We acknowledge the Staff’s comment, and accordingly, (a) deem such legend to be located on the outside front cover page of the Offer to Purchase and Circular and (b) confirm that in the Company’s future filings, including the Notice of Variation, it will locate the legend on the outside front cover page of all home jurisdiction documents relating to the Offer, as required by the instruction in Part I, Item 2 of Schedule 14D-1F.

Conditions of the Offer, page 30

4.                                      In the second to last paragraph in this section, the bidder explains that the failure to exercise any of the rights will not be deemed to be a waiver of any offer condition. Please note that when a condition is triggered and the bidder decides to proceed with the offer, we believe that this decision constitutes a waiver of the triggered condition.  Waivers of material conditions require that at least five business days remain in the tender offer following the date of the waiver.  Please revise your disclosure accordingly.

Response:  In response to the Staff’s comment, as set forth in the Notice of Variation, the Company has amended and restated in its entirety Section 4 to the Offer to Purchase and Circular entitled “Conditions of the Offer” to include the requested disclosure.  The Company also acknowledges that it is the Company’s understanding that if a closing condition is triggered and the Company decides to proceed with the Offer anyway, this decision is tantamount to a waiver of the triggered condition(s) and depending on the materiality of the waived condition and the number of days remaining in the Offer the Company may be required to extend the Offer and recirculate new disclosure to Shareholders.  In addition, with respect to any offer condition the satisfaction of which may be determined prior to the Expiry Time, in the event such an offer condition is triggered by events that occur during the offer period and before the Expiry Time, the Company will inform Shareholders that it will intend to proceed promptly, rather than waiting until the end of the offer period.

Below is the amended and restated text of Section 4 to the Offer to Purchase and Circular entitled “Conditions of the Offer” as set forth in the Notice of Variation.

Conditions to the Offer

Section 4 of the Original Offer to Purchase is deleted in its entirety and replaced by the following:

“Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, but subject to applicable Laws, Teranga has the right to vary or change the Offer and the right to withdraw the Offer and not take up and pay for any Deposited Oromin Shares, and will have the right to extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for any Deposited Oromin Shares, unless all of the following conditions are satisfied or, where permitted, waived by Teranga (in its sole discretion) at or prior to the Expiry Time:

(a)         there shall have been validly deposited under the Offer and not withdrawn, at or prior to the Expiry Time, such number of Oromin Shares which are necessary to constitute:

(i)             at least 66 2/3% of the outstanding Oromin Shares (on a fully diluted basis), including Oromin Shares held by Teranga and its affiliates; and

(ii)          a “majority of the minority” in the context of a Subsequent Acquisition Transaction to be voted upon under MI 61-101

(collectively, the “Minimum Tender Condition”);

(b)         Teranga shall have determined, in its reasonable good faith judgment, that the Shareholder Rights Plan (and any other Shareholder rights plan adopted by Oromin) does not and will not adversely affect the Offer or Teranga or its affiliates (as applicable) either before, on or after consummation of the Offer or the purchase of Oromin Shares under the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(c)          Teranga shall have determined in its reasonable good faith judgment that none of Oromin or any of its entities, nor any third party, other than Bendon in respect of the Current Bendon Litigation and any Change of Operator, shall have taken any action or failed to take any action, or shall have disclosed a previously undisclosed action, or authorized, recommended, proposed or announced the intention to take any action or event, having or which would have the effect of preventing or materially delaying the ability of Teranga to acquire Oromin Shares or materially affecting Oromin’s indirect interest in the OJVG Golouma Gold Project, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment, including, without limitation:

(i)                                     any issuance of securities (other than in connection with exercise of vested Convertible Securities outstanding on the date hereof or, if applicable, the issuance of 195,000 additional Oromin Shares to Sprott Resource Lending Partnership in connection with its credit agreement with Oromin) or options or other rights to purchase securities by Oromin or any of its entities, conditional or otherwise;

(ii)                                  acquiring or otherwise causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Oromin Shares or other securities of Oromin or any of its entities;

(iii)                               declaring, paying, authorizing or making any payment, distribution or dividend on any of Oromin’s securities;

(iv)                              altering or proposing to alter any material term of any outstanding security;

(v)                                 issuing or selling, or authorizing or proposing the issuance or sale of, any debt securities or otherwise incurring, authorizing, committing to incur or proposing the incurrence of any debt or the making of any loans or advances or guaranteeing or becoming otherwise responsible for any liabilities or obligations of any other person;

(vi)                              any purchase, licence, lease or other acquisition of an interest in assets or securities that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis;

(vii)                           other than the right of Senegalese Nationals to acquire up to a 25% interest in the OJVG Golouma Gold Project, any action or event with respect to, or any agreement, proposal, offer or understanding relating to, any sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing with any of the assets of Oromin or any of its entities, including, without limitation, granting an interest to any person in OJVG, Société des Mines de Golouma S.A. or the OJVG Golouma Gold Project, other than any such sale, disposition, licence, lease, pledge, earn-in, joint venture, spin-out or other dealing between Oromin, any entity which is a wholly-owned subsidiary of Oromin, OJVG and Société des Mines de Golouma S.A. as of the date of the Offer or that, individually or in the aggregate, is not material to Oromin and its entities on a consolidated basis;

(viii)                        any action or event related to any take-over bid (other than the Offer) or tender offer (including without limitation, an issuer bid or self-tender offer) or exchange offer, merger, amalgamation, statutory arrangement, recapitalization, reorganization, consolidation, business combination, share exchange, liquidation, dissolution, winding up or similar transaction that are agreed to or supported by the Oromin Board;

(ix)                              making or committing to make, or otherwise incurring any obligation in respect of, any material capital expenditure that, individually or in the aggregate, is material to Oromin and its entities on a consolidated basis, other than such commitments or obligations in respect of which Oromin has entered into legally binding agreements prior to the date of the Offer;

(x)                                 other than entering into amendments to existing retention agreements, such amendments to provide for the payment of an additional approximate aggregate amount of $125,000 in respect of retention payments to support and administrative staff and outstanding as of the date hereof and the Replacement Teranga Options, entering into, adopting, amending, varying, modifying or taking any other action with respect to any bonus, profit sharing, option, incentive, salary or other compensation, equity based award, pension, retirement, deferred compensation, severance, change in control, employment or other employee benefit plan, agreement, trust, fund or arrangement for the benefit or welfare of any officer, director or employee of Oromin or its entities, or similar rights or other benefits;

(xi)                              waiving, releasing, relinquishing, impairing, exercising, granting, transferring or amending any rights of material value under any material contract, license, lease, permit, authorization, concession, agreement, instrument or other document, other than in the ordinary course of business consistent with past practice and only if so doing would not in Teranga’s reasonable good faith judgment adversely result in a Material Adverse Effect;

(xii)                           amending, entering into or completing any joint venture agreement, other mutual co-operation agreement, shareholder agreement, distribution agreement, off-take agreement, streaming agreement or other material transaction or transactions that, individually or in the aggregate, is or are materially adverse to Oromin and its entities on a consolidated basis;

(xiii)                        any change to Oromin’s constating documents; or

(xiv)                       any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by Oromin or any of its entities, or any agreement by Oromin or any of its entities to engage in any of the foregoing;

(d)         the OJVG Shareholders Agreement, as filed by Oromin on SEDAR on August 4, 2010, is in full force and effect and has not been amended or otherwise modified in any way, unless the same is acceptable to Teranga in its reasonable good faith judgment;

(e)          all Governmental Entity or regulatory consents, authorizations, waivers, permits, reviews, orders, rulings, decisions, approvals or exemptions (including, without limitation, those of any stock exchange or other Securities Regulatory Authorities) that are necessary to:

(i)                                     complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)                                  issue and list on the TSX the Teranga Shares issuable pursuant to the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction; and

(iii)                               prevent or avoid the occurrence of a Material Adverse Effect as a result of the completion of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

shall have been obtained or concluded on terms and conditions satisfactory to Teranga in its reasonable good faith judgment and all regulatory notice and waiting or suspensory periods in respect of the foregoing shall have expired or been terminated the failure of which would reasonably be expected to have a Material Adverse Effect;

(f)           other than the Current Bendon Litigation (x) no inquiry, act, action, suit, investigation, litigation, objection, opposition or other proceeding (whether formal or informal, or in the case of any new Bendon Litigation, that, as determined by Teranga in its reasonable good faith judgment, has a reasonable prospect of ultimate success and that is not frivolous or vexatious), shall have been commenced, announced, threatened or taken before or by, and no judgment, order or award shall have been issued by, any Governmental Entity, mediator, arbitrator or other person (whether or not having the force of Law), and (y) no Law will have been proposed, enacted, promulgated, amended or applied (including with respect to the interpretation or administration thereof), in each case unless the same is acceptable to Teranga in its reasonable good faith judgment:

(i)                                     to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to Teranga of the Oromin Shares, or the right of Teranga to own or exercise full rights of ownership of the Oromin Shares, or the consummation of the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(ii)                                  which has had or would have an Material Adverse Effect;

(iii)                               which may challenge, prevent or prohibit Teranga or its entities to proceed with, make or maintain the Offer to take up and pay for the Oromin Shares under the Offer, or to complete any Compulsory Acquisition or any Subsequent Acquisition Transaction;

(iv)                              seeking to obtain from Teranga, Oromin or its entities any material damages, directly or indirectly, in connection with the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(v)                                 seeking to prohibit or limit the ownership or operation by Teranga of any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A, including the interest in the OJVG Golouma Gold Project, or to compel Teranga, Oromin or any of their entities to dispose of or hold separate any portion of the business or assets of Oromin, OJVG, or Société des Mines de Golouma S.A., as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction);

(vi)                              which may represent a materially adverse change in the mining or tax Laws (or the administration thereof) in Senegal; or

(vii)                           seeking a right of first refusal, right of first offer or similar right by Bendon or Badr, or a prohibition, on or in respect of, the transfer of Oromin’s indirect interest in the OJVG and/or the OJVG Golouma Gold Project, and/or prohibition on the transfer of the Oromin Shares.

(g)          Teranga shall have determined in its reasonable good faith judgment that (i) neither Oromin nor any of its entities shall have taken or proposed to take any action, or disclosed any previously undisclosed action or intention to take any action, and no other person shall have taken or proposed to take any action, that would result in a Material Adverse Effect, and (ii) there shall not exist and shall not have occurred any condition, event, circumstance, change, effect, development, occurrence or state of facts that was not publicly disclosed as at the date of the Offer or otherwise disclosed by Oromin to Teranga as of the date of the Support Agreement that would constitute or that would result in Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

(h)         Teranga shall have determined in its reasonable good faith judgment that (i) no right, franchise, concession, permit, lease or licence of Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities has been or would be impaired or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Deposited Oromin Shares, the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction or otherwise and (ii) no covenant, term or condition exists in any contract, agreement, indenture or other instrument that was not publicly disclosed as at the date of the Offer and to which Oromin, OJVG, Société des Mines de Golouma S.A. or any of their respective entities is a party or to which they or any of their properties or assets are subject, which in the case of either (i) or (ii) would make it inadvisable for Teranga to proceed with the Offer or with taking up and paying for the Deposited Oromin Shares or completing any Compulsory Acquisition or any Subsequent Acquisition Transaction, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment; and

(i)             Teranga shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Oromin with any securities regulatory authority in Canada or elsewhere that would in the aggregate have a Material Adverse Effect, in each case unless the same is acceptable to Teranga in its reasonable good faith judgment;

The foregoing conditions are for the sole benefit of Teranga and may be asserted by Teranga during the pendency of the Offer in its sole discretion at any time.  Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, Teranga may waive any of the foregoing conditions (other than those involving receipt of required governmental approvals, which must be satisfied) in whole or in part at any time and from time to time during the pendency of the Offer in its sole discretion, without prejudice to any other rights which Teranga may have.  The failure by Teranga at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and other circumstances will not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time by Teranga during the pendency of the Offer.  Subject to Sections 1.3(g) and (h) of the Support Agreement for so long as it is in full force and effect, if Teranga waives a condition, it will extend the expiration date of the Offer so that the Offer will remain open for at least 10 days following the waiver.  All conditions to the Offer must be satisfied or waived prior to taking up, purchasing or paying for the Oromin Shares.

Any waiver of a condition or the withdrawal of the Offer will be effective upon written notice or other communication confirmed in writing by Teranga to that effect to the Depositary at its principal office in Toronto, Ontario.  Forthwith after giving any such notice, Teranga will make a public announcement of such waiver or withdrawal, will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice to all Shareholders in the manner set forth below in Section 10 of the Offer to Purchase, “Notice and Delivery” and will provide a copy of such notice to the TSX.  Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario. In the event of any waiver, all Deposited Oromin Shares not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Teranga in accordance with the terms of the Offer. If the Offer is withdrawn, Teranga will not be obligated to take up or pay for any Deposited Oromin Shares and the Depositary will promptly return all Deposited Oromin Shares in accordance with Section 8 of the Offer to Purchase, “Return of Deposited Oromin Shares”.”

5.                                      The bidder explains the offer conditions shall be deemed to be an ongoing right which may be asserted at any time and from time to time “both before and after the Expiry Time.” This statement appears to be inconsistent with the statement in the opening paragraph in this section that indicates offer conditions will be satisfied or waived at or prior to offer expiration.  We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the offer may be waived or asserted after expiration of the offer.  Please revise the disclosure to make clear that all conditions to the offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer.

Response:  The Company has clarified the disclosure as set forth in response to Staff Comment No. 4 above, which makes clear that the conditions to the Offer (other than those involving receipt of governmental approvals) must be satisfied or waived before the expiration of the Offer.

6.                                      A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  Since the determination of whether or not several of the offer conditions have been triggered remains in the bidder’s “sole discretion,” or may result from “action or inaction” by the bidder, the assertion of offer conditions appears to be within the exclusive control of the bidder.  For example, we refer you to conditions (b), (c), (f), (g), (h), (i), (j) and (m) on pages 30 to 34, respectively.  As another example, we refer you to the first sentence of the second to last paragraph of this section.  Because the bidder has reserved the right to assert the occurrence of an offer condition for any reason, the bidder has created the implication that it may conduct an illusory offer in potential contravention of Section 14(e). Please revise the cited conditions in the first example to include an objective standard, such as a standard of reasonableness, against which the bidder’s discretion may be judged.  Please revise the cited disclosure in the second example to remove the implication that the offer conditions are directly or indirectly within the control of the bidder.  See Section 14(e) of the Exchange Act and General Instruction III. A. of Schedule 14D-1F.

Response:  The Company has clarified the disclosure as set forth in response to Staff Comment No. 4 above, which includes the requested revised disclosure.

* * *

In connection with this response, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or comments regarding this letter, please do not hesitate to contact me at (212) 530-5000 (telephone) or (212) 822-5026 (facsimile).

Very truly yours,

/s/ Mark L. Mandel
Mark L. Mandel, Esq.

cc:	David Savarie
Teranga Gold Corporation
Donald Belovich, Esq.
Stikeman Elliott LLP